TIOMIN RESOURCES INC.

News Release (TSX: TIO)

TIOMIN EXTENDS FREEGOLD VENTURES' BRIDGE LOAN

TORONTO – January 14, 2009: Tiomin Resources Inc. ('Tiomin' or the 'Company') (TSX: TIO) announced today that it renegotiated the terms of the US$2 million bridge loan the Company advanced to Freegold Ventures Limited ('Freegold') on August 22, 2008. Freegold, as a result of a delay in obtaining additional financing, requested the loan repayment date of January 15, 2009 be extended to February 10, 2009.

Freegold announced today that it has received terms from a private European lender for a secured line of credit of up to US $10 million with the closing of the facility expected to be within the next three weeks. Funds drawn under this facility will be used to repay in full each of Freegold's US $2 million bridge loans owed to Tiomin and another lender. Closing of this facility is expected to occur within the next three weeks, and in consideration of this timing, the Tiomin agreed to extend the maturity of its loan to February 10, 2009. As consideration of this extension, the exercise price of the 350,000 warrants received at the time the bridge loans were advanced will be reduced from $0.55 to $0.30, and Tiomin will receive an additional 250,000 common shares of Freegold. The other terms and conditions of the bridge loan will remain unchanged.

About Freegold Ventures Limited (TSX: ITF, OTCBB: FGOVF, Frankfurt: FR4)
Freegold is a North American exploration and development company with a management team experienced in mine development and production that has a proven track-record in transitioning exploration companies into gold producers. Freegold is currently exploring advanced-stage gold projects in Idaho and Alaska. More details regarding these projects can be obtained by reviewing its website, www.freegoldventures.com, and reviewing its recent press releases.

About Tiomin Resources Inc.
Tiomin is maximizing shareholder value by the acquisition, exploration and development of industrial mineral, gold and base metal projects. Jinchuan Group Limited ('Jinchuan'), one of China's largest mining companies, owns approximately 20% of Tiomin.

Tiomin has three main assets: approximately $20.6 million of cash (at September 30, 2008), a 49% interest in the Pukaqaqa copper and gold project in Peru and currently 100% interest in the Kwale titanium project in Kenya. Tiomin's share price currently only reflects the value of its cash position and it receives no value for its other assets in Peru or Kenya.

In addition, Tiomin owns a 17.9% interest in Kivu Gold Corporation, a company focused on mineral exploration in sub-Saharan Africa, and the Company has earned a 70% interest in a joint venture company, Xinjiang Pacific Resources ('XPR'), which has portfolio of exploration properties that are in the Altay Shan mineral belt in Xinjiang Province in northwestern China. The Company has a right to earn up to 90% of XPR.

To find out more about Tiomin Resources Inc., please visit the company website at www.tiomin.com.

For further information on Tiomin please contact:
Jim O'Neill, VP Corporate Controller and Investor Relations
E-Mail: joneill@tiomin.com
Phone: 416-350-3779, ext. 231

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Certain of the information contained in this news release constitute 'forward-looking statements' within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to those respect to the prices of metals and minerals, estimated future production, estimated costs of future production and the Company's sales policy, involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any forecast results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the actual prices of copper and gold, the actual results of current exploration, development and mining activities, changes in project parameters as plans continue to be evaluated, as well as those factors disclosed in the Company's documents filed from time to time with the Ontario Securities Commission.

TIOMIN RESOURCES INC.

News Release (TSX: TIO)

TIOMIN ANNOUNCES TSX APPROVAL OF NORMAL COURSE ISSUER BID

TORONTO – January 14, 2009: Tiomin Resources Inc. ("Tiomin" or the "Company") (TSX:TIO: Tiomin) announces that the Toronto Stock Exchange ("TSX") has accepted the Company's notice of its intention to purchase common shares pursuant to a normal course issuer bid.

Under this normal course issuer bid, Tiomin will be permitted to repurchase up to 5 percent of the common shares outstanding over a one year period or an aggregate of up to 24,040,690 common shares. The purchases by the Company will be effected through the facilities of the TSX and will be made at the market price of the common shares at the time of purchase. As at January 13, 2009, there were 480,813,803 Tiomin common shares issued and outstanding. All shares purchased by the Company will be subsequently cancelled.

"Our view is that current market prices for our shares do not reflect the fundamental value of Tiomin's assets", said Robert W. Jackson, President and Chief Executive Officer of Tiomin.

During the most recently completed six months, the average daily trading volume for the common shares of Tiomin on the TSX was 1,585,770 shares. Consequently, under the rules and policies of the TSX, Tiomin will have the right to repurchase, during any one trading day, a maximum of 792,885 common shares until March 31, 2009, representing 50% of the average daily trading volume and 396,442 common shares thereafter for the duration of the bid, representing 25% of the average daily trading volume. In addition, Tiomin may make, once per calendar week, a block purchase (as such term is defined in the TSX Company Manual) of common shares not directly or indirectly owned by insiders of Tiomin, in accordance with the rules and policies of the TSX.

Any purchase made pursuant to the normal course issuer bid will be made in accordance with the rules of the Toronto Stock Exchange. Tiomin will make no purchases of common shares other than open market purchases during the period of the normal course issuer bid. To the knowledge of Tiomin, no director or officer of Tiomin intends to sell Tiomin shares while the normal course issuer bid is in effect.

The normal course issuer bid will commence on January 16, 2009 and end no later than January 15, 2010.

Tiomin has appointed Blackmont Capital Inc. to make the purchases on its behalf.

Tiomin also announces that, further to its press release dated January 7, 2009, the TSX has accepted notice of its proposed further investment (the "Kivu Transaction") in Kivu Gold Corporation ("Kivu"), a private company incorporated under the Canada Business Corporations Act. In accordance with such notice, Tiomin proposes to invest up to approximately $1,500,000 in the

capital of Kivu in exchange for up to 6,976,744 common shares of Kivu, representing an issue price of $0.215 per Kivu common share.

Kivu is a company controlled by the directors and officers of the Company. The Company holds 4,000,000 common shares of Kivu, or approximately 17.2% of the 23,230,000 issued and outstanding common shares of Kivu. The directors, officers and employees hold 12,050,000 common shares of Kivu, of which 11,250,000 common shares are held by the Chairman and the President and CEO of the Company, who are also directors of Kivu.

The Kivu Transaction is subject to, among other things, the approval of the independent members of the board of directors of the Company.

About Tiomin Resources Inc.

Tiomin is maximizing shareholder value by the acquisition, exploration and development of industrial mineral, gold and base metal projects. Jinchuan Group Limited ('Jinchuan'), one of China's largest mining companies, owns approximately 18.7% of Tiomin.

Tiomin has three main assets: approximately $20.6 million of cash (at September 30, 2008), a 49% interest in the Pukaqaqa copper and gold project in Peru and currently 100% interest in the Kwale titanium project in Kenya. Tiomin's share price currently only reflects the value of its cash position and it receives no value for its other assets in Peru or Kenya.

In addition, Tiomin owns a 17.9% interest in Kivu Gold Corporation, a company focused on mineral exploration in sub-Saharan Africa, and the Company has earned a 70% interest in a joint venture company, Xinjiang Pacific Resources ('XPR'), which has portfolio of exploration properties that are in the Altay Shan mineral belt in Xinjiang Province in northwestern China. The Company has a right to earn up to 90% of XPR.

To find out more about Tiomin Resources Inc., please visit the company website at www.tiomin.com.

For further information on Tiomin please contact:
Jim O'Neill, VP Corporate Controller and Investor Relations
E-Mail: joneill@tiomin.com
Phone: 416-350-3779, ext. 231

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